Exhibit 99.1

SuperCom Reports Third Quarter 2015 Financial Results

Revenue of $5.7 million; EBITDA of $1.1 million; Non-GAAP EPS of $0.06

Herzliya, Israel, December 22, 2015 – SuperCom (NASDAQ: SPCB), a leading provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, today announced its results for the third quarter and nine months ended September 30, 2015, completing the preliminarily-announced results on November 30th, 2015.

First Nine Months 2015 Financial Highlights Compared to the First Nine Months of 2014

•	Revenue was $21.2 million compared to $21.5 million
•	GAAP operating income was $ 4 million compared to $7.3 million
•	Non-GAAP operating income was $6.4 million compared to $8.6 million
•	EBITDA was $6.6 million compared to $8.7 million
•	Non-GAAP EPS was $0.43 compared to $0.63

Third Quarter Financial Highlights Compared to the Third Quarter of 2014

•	Revenue was $5.7 million compared to $9.1 million
•	GAAP operating income was $72,000 compared to $3735,000
•	Non-GAAP operating income was $1.0 million compared to $4.1 million
•	EBITDA was $1.1 million compared to $4.2 million
•	Non-GAAP EPS was $0.06 compared to $0.30

“As we already expressed on November 30th, 2015, we faced a number of challenges during the third quarter but the underlying fundamentals of our business remain strong,” commented Arie Trabelsi, SuperCom’s President and CEO. “Recent international events have put a renewed focus on the importance of global security, border control and secure verifiable identification. Countries around the globe are facing well-documented challenges related to border security which reinforce the need for more advanced identification around the world.”

Mr. Trabelsi added, “Strong market demand, our growing array of innovative technology offerings and solutions, and our valuable pipeline of opportunities gives us confidence in implementing our business plan for 2016 and beyond. We continue to believe the company's shares remain undervalued, and we will continue opportunistically repurchasing shares under our current buy-back program,” Mr. Trabelsi concluded.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’ website is http://www.supercom.com

Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President Americas Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2015	2014
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	30,014	4,789
Restricted bank deposits	3,043	5,195
Trade receivable, net	16,792	11,628
Deferred tax short term	3,495	3,958
Other accounts receivable and prepaid expenses	1,352	1,190
Inventories, net	2,393	1,614

Total current assets	57,089	28,374

LONG-TERM ASSETS
Severance pay funds	127	325
Deferred tax long term	134	301
Customer Contracts	3.898	4,587
Software and other IP	4,683	4,949
Goodwill	3,722	3,722
Property & equipment, net	1,981	616

Total Assets	71,634	42,874

CURRENT LIABILITIES
Trade payables	3,466	2,892
Employees and payroll accruals	1,408	944
Related parties	222	341
Accrued expenses and other liabilities	2,878	2,755
Advances from customers	-	2,864
Short-term liability for future earn-out	2,021	2,870

Total current liabilities	9,995	12,666

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,477	1,477
Accrued severance pay	187	425

Total long-term liabilities	1,664	1,902

SHAREHOLDERS' EQUITY:
Ordinary shares	1,100	937
Additional paid-in capital	86,502	58,210
Accumulated deficit	(27,627)	(30,841)

Total shareholders' equity	59,975	28,306

Total Liabilities and Shareholders' Equity	71,634	42,874

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months Ended September 30	Three months Ended September 30
	2015	2014
	Unaudited

REVENUES	5,723	9,104
COST OF REVENUES	2,534	2,192

GROSS PROFIT	3,189	6,912

OPERATING EXPENSES:
Research and development	466	949
Selling and marketing	1,522	1,659
General and administrative	715	569
Other (expense) Income	414	-

Total operating expenses	3,117	3,177

OPERATING INCOME	72	3,735
FINANCIAL EXPENSES, NET	6	51

INCOME BEFORE INCOME TAX	66	3,684
INCOME TAX EXPENSES	-	-

NET INCOME FOR THE PERIOD	66	3,684
NET EARNINGS PER SHARE:

Basic	0.00	0.27

Diluted	0.00	0.27

Weighted average number of ordinary shares used in computing basic income per share	16,266,297	13,715,751

Weighted average number of ordinary shares used in computing diluted income per share	16,413,434	13,800,536

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Nine months Ended September 30	Nine months Ended September 30
	2015	2014
	Unaudited

REVENUES	21,167	21,468
COST OF REVENUES	7,650	4,888

GROSS PROFIT	13,517	16,580

OPERATING EXPENSES:
Research and development	1,976	2,751
Selling and marketing	4,391	4,881
General and administrative	2,775	1,663
Other (expense) Income	414	-

Total operating expenses	9,556	9,295

OPERATING INCOME	3,961	7,285
FINANCIAL EXPENSES, NET	117	151

INCOME BEFORE INCOME TAX	3,884	7,134
INCOME TAX EXPENSES	630	-

NET INCOME FOR THE PERIOD	3,214	7,134
NET EARNINGS PER SHARE:

Basic	0.23	0.53

Diluted	0.22	0.53

Weighted average number of ordinary shares used in computing basic income per share	14,675,702	13,500,867

Weighted average number of ordinary shares used in computing diluted income per share	14,850,061	13,585,651

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended September 30,
	2015	2014
	Unaudited	Unaudited

GAAP gross profit	3,189	6,912
Amortization of Software and IP	89	155
Stock-based compensation expenses	58	-

Non-GAAP gross profit	3,336	7,067

GAAP operating income	72	3,735
Amortization of Software and IP	89	155
Amortization of Customer Contracts	230	240
Stock-based compensation expenses	231	-
Expense related transaction DD	414	-

Non-GAAP operating income	1,036	4,130

GAAP net income	66	3,684
Amortization of Software and IP	89	155
Amortization of Customer Contracts	230	240
Stock-based compensation expenses	231	-
Expense related transaction DD	414	-
Income Tax Expenses	-	-
	1,030	4,079

Non-GAAP Basic EPS	0.06	0.30

GAAP net income for the period	66	3,684
Income tax Expenses	-	-
Financial expenses, net	6	51
Depreciation ,amortization and stock-based compensation expenses	615	428
Expense related transaction DD	414	-
EBITDA (*)	1,101	4,163

(*) EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Nine months ended Septembere 30,
	2015	2014
	Unaudited	Unaudited

GAAP gross profit	13,517	16,580
Amortization of Software and IP	266	155
Stock-based compensation expenses	151	-

Non-GAAP gross profit	13,934	17,045

GAAP operating income	3,961	7,285
Amortization of Software and IP	266	465
Amortization of Customer Contracts	689	720
Stock-based compensation expenses	1,109	17
Expense related transaction DD	414	138

Non-GAAP operating income	6,439	8,625

GAAP net income	3,214	7,134
Amortization of Software and IP	266	465
Amortization of Customer Contracts	689	720
Stock-based compensation expenses	1,109	17
Expense related transaction DD	414	138
Income Tax Expenses	630	-
	6,322	8,474

Non-GAAP Basic EPS	0.43	0.63

GAAP net income for the period	3,214	7,134
Income tax Expenses	630	-
Financial expenses, net	117	151
Depreciation ,amortization and stock-based compensation expenses	2,236	1,262
Expense related transaction DD	414	138
EBITDA (*)	6,611	8,685

(*) EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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